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                                                                       Exhibit 4
                           GOULDS PUMPS, INCORPORATED

                     EXECUTIVE CHANGE OF CONTROL AGREEMENT

         AGREEMENT between Goulds Pumps, Incorporated, a Delaware business corporation (the "Corporation") and <<Name>> (the "Executive"):

         WHEREAS, the Human Resources Committee (the "Committee") of the Board of Directors (the "Board") of the Corporation has recommended, and the Board has approved, the Corporation entering into Change of Control agreements with key executives of the Corporation and its subsidiaries; and

         WHEREAS, the Executive is a key executive of the Corporation or one of its Subsidiaries and has been selected by the Board to be provided the benefits stated herein, subject to the terms and conditions hereof; and

         WHEREAS, should any third person pursue possible business combination with, or acquisition of control of, the Corporation, the Board believes it imperative that the Corporation and the Board be able to rely upon the Executive to continue in his position, and that the Corporation be able to receive and rely upon the Executive's advice, if it requests it, as to the best interests of the Corporation and its stockholders without concern that he might be distracted by the personal uncertainties and risks created by such a third party's activities; and

         WHEREAS, should the Corporation be the subject of any such third party activities, in addition to the Executive's regular duties, he or she may be called upon to assist in the assessment of third party proposals, to advise management and the Board as to whether such proposals would be in the best interests of the Corporation and its stockholders, and to take such other actions as the Board might determine to be appropriate;

         NOW, THEREFORE, to assure the Corporation that it will have the continued dedication of the Executive and the availability of his advice and counsel notwithstanding the possibility, threat or occurrence of a bid to take over control of the Corporation, and to induce the Executive to remain in the employ of the Corporation, and for other good and valuable consideration, the Corporation and the Executive agree as follows:

         1. SERVICES DURING CERTAIN EVENTS. In the event a third party begins a tender or exchange offer, circulates a proxy to stockholders which contemplates a Change of Control (as
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                  hereinafter defined), or takes other steps seeking to effect a
                  Change of Control, the Executive agrees not to leave the employ of the Corporation voluntarily, and to render the services contemplated in the recitals to this Agreement, until the third person has abandoned or terminated efforts to effect a Change of Control or until three months after a Change of Control has occurred.

         2. TERMINATION AFTER CHANGE OF CONTROL. In the event of a Termination (as hereinafter defined) of the Executive's employment with the Corporation (including its Subsidiaries) within two years after a Change of Control of the Corporation:

                  A. CASH PAYMENT. On or before the Executive's last day of employment, or on such later date as is selected by the Executive, the Corporation will pay to the Executive as compensation for services rendered to the Corporation either,

                           (i) a lump sum in cash (subject to any applicable payroll or other taxes required to be withheld) equal to three (3) times the highest annual compensation (including only base salary and bonuses) awarded, paid or payable to the Executive by the Corporation with respect to any 12 consecutive month period, as selected by the Executive, during the three years ending with the date of the Executive's termination; or,

                           (ii) if the Executive provides at least 24 hours advance written notice to the Corporation electing not to receive the lump sum, on such date and on the first day of each succeeding month for 35 months thereafter, the Corporation will pay to the Executive 36 equal cash payments (subject to any applicable payroll or other taxes required to be withheld) each of which is equal to one-twelfth (1/12) the highest annual compensation (including only base salary and bonuses) awarded, paid or payable to the Executive by the Corporation with respect to any 12 consecutive month period, as selected by the Executive, during the three years ending with the date of the Executive's termination. In the event the Executive selects the option described in this subparagraph 2A(ii) and dies or reaches his normal retirement date at any time during the 36 months following his


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                           Termination, a lump sum payment equal to the balance
                           of the payments will be paid by the Company to the Executive or, if applicable, to the Executive's estate, pursuant to this paragraph 2A. The bonuses referred to in this paragraph 2A are payments made under the Corporation's Executive Incentive Plan
                           (EIP), or any predecessor, successor, substitute or additional plan or plans of the Corporation, and shall not include more than one payment made under the EIP during a consecutive twelve month period.

                  B. SPECIAL RETIREMENT BENEFITS. The Executive shall receive "Special Retirement Benefits" as provided in this Paragraph 2B, so that the total retirement benefits received will equal the retirement benefits which would have been received had employment continued for three years following Termination. Special Retirement Benefits shall be paid when and as the underlying retirement benefits are paid. In addition to Special Retirement Benefits, the Executive shall receive all other benefits which would have been received had employment continued for three years following Termination, including, without limitation, all ancillary benefits, such as early retirement and survivor rights and benefits available at retirement, including hospital, medical-surgical, major medical, group life insurance and Executive Security Plan (if applicable), as well as benefits (if any) under the Goulds Pumps, Incorporated Pension Plan for Exempt Salaried Employees, the Supplemental Executive Retirement Plan, and any predecessor, successor, substitute or additional plan or plans of the Corporation. The amount of Special Retirement Benefits provided for in the first sentence of this Paragraph 2B and payable hereunder to the Executive or his or her beneficiaries shall equal the excess of the amount specified in Paragraph 2B(i) over that in 2B(ii) below:

                           (i) The total retirement benefits that would be paid to the Executive or his or her beneficiaries, if the three years (or the period of his death or normal retirement date, if less) following his Termination are added to credited service under the Corporation's pension plans (including the Goulds Pumps, Incorporated Pension Plan for Exempt Salaried Employees, the Supplemental Executive Pension Plan



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                           or any predecessor or successor or substitute plan or
                           plans of the Corporation), and final average compensation is as determined under the plans referred to in this Paragraph 2B(i) (the amount specified in Paragraph 2A. hereof not being considered "compensation" for purposes of calculating final average compensation under this Paragraph 2B(i));

                           (ii) The total retirement benefits payable to the Executive or his beneficiaries under the Corporation's retirement plans (including the Goulds Pumps, Incorporated Pension Plan for Exempt Salaried Employees, the Supplemental Executive Pension Plan or any successor plans of the Corporation).

                  All Special Retirement Benefits and other benefits provided for herein are provided on an unfunded basis and are not intended to meet the qualification requirement of Section 401 of the Internal Revenue Code. All Special Retirement Benefits and other benefits provided for herein shall be payable solely from the general assets of the Corporation or its appropriate affiliate.

                  C.       OTHER PROVISIONS.

                           (i) Insurance and Other Special Benefits. The Executive's participation in the Goulds Pumps, Incorporated group life, accident and health insurance plans of the Corporation, the Executive Medical Reimbursement Plan, the Executive Security Plan (if applicable) and in fringe benefits provided the Executive prior to the Change of Control, shall be continued, or equivalent benefits provided, by the Corporation, at no direct cost to the Executive, for a period of three years from the date of Termination; provided, that the provisions of this Paragraph C(i) shall not affect the Executive's right to receive Special Retirement Benefits or other benefits provided for in Paragraph 2B hereof.

                           (ii) Relocation Assistance. Should the Executive move his or her residence in order to pursue other business opportunities within two years of Termination, the Corporation will reimburse the Executive for any expenses incurred in that relocation which are not reimbursed by another employer. Benefits under this provision will include the assistance in selling the Executive's home and all other


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                           assistance and benefits that were customarily
                           provided by the Corporation to transferred executives prior to the Change of Control.

                           (iii) Incentive Compensation. Any awards previously made shall immediately vest upon a Change of Control.

                           (iv) Additional Health Care Coverage. At the expiration of the three year period following termination, the Executive shall be eligible to participate in any group health insurance plan offered by the Corporation, its parent Corporation, or its successor, to its senior executives, such plan to be at least comparable to the coverage provided immediately prior to termination. Such eligibility shall continue until the Executive becomes eligible for Medicare. The Executive's cost to participate in all group health plans beginning after the expiration of the three year period following Termination shall be the amount the Executive paid, by way of payroll deduction, for health care coverage provided by the Corporation, immediately prior to the Change of Control. For purposes of this paragraph, health care coverage does not include the Executive Medical Reimbursement Plan benefit provided to the Executive by the Corporation. The Corporation, its parent Corporation, or its successor shall pay the remaining costs of providing this coverage. Notwithstanding the foregoing, upon the expiration of the three year period following Termination, no health coverage shall be required under this agreement after the Executive first becomes eligible to participate in a group health insurance plan of any subsequent employer of the Executive.

                  D. DEFINITION OF CHANGE OF CONTROL. For the purposes of this Agreement, a "Change of Control" shall be deemed to have taken place if: (i) the stockholders of the Company shall approve any plan, proposal or agreement for, or there shall otherwise be consummated (1) any consolidation or merger of the Company pursuant to which any shares of the Company's Common Stock are to be converted into cash, securities or other property, unless, after the consolidation or merger the Incumbent Board, as defined below, remains


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                           a majority of the Board; or (2) any sale, lease,
                           exchange or other transfer (in one transaction or a series of related transactions) of more than 50% of the assets or earning power of the Company to a third party unrelated to the Company; or

                           (ii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

                           (iii) any person (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of
                           1934), shall become the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 20% or more of the Company's then outstanding Common Stock (a "significant acquisition of ownership"), provided that, such person shall not be a wholly-owned subsidiary of the Company immediately before it becomes such 20% beneficial owner;

                           (iv) individuals who constitute the Company's Board of Directors on the date hereof (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least three quarters of the directors compromising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (iv), considered as though such person was a member of the Incumbent Board provided that any individual whose initial assumption of office occurs as a result of an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Exchange Act of 1934) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board shall not be so considered as a member of the Incumbent Board.

                  E. DEFINITION OF TERMINATION. For the purposes of this Agreement, the term "Termination" shall mean termination by the Corporation of the employment of



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                           the Executive with the Corporation (including its
                           Subsidiaries) for any reason other than death, disability or cause (as defined below) after the effective date (as defined below) of a Change of Control, or resignation of the Executive upon the occurrence of either of the following events:

                           (i) A significant change in the nature or scope of the Executive's authority, powers, function or duties from that prior to a Change of Control, a reduction in the Executive's total compensation (including all bonuses, incentive compensation and benefits referred to in Paragraphs A, B, and C of this Section 2) from that prior to a Change of Control, or a material change in the location where the Executive is required to perform services from that prior to a Change of Control; or

                           (ii) A reasonable determination by the Executive that, as a result of a Change of Control and a change in circumstances thereafter significantly affecting his position, he is unable to exercise the authority, powers, function or duties attached to his position.

                           The term "cause" means fraud, misappropriation or intentional material damage to the property or business of the Corporation or commission of a felony. For purposes of determining whether an involuntary termination by the Corporation of the Executive's employment is within the meaning of "Termination," the term "effective date" shall mean the first date on which a Change of Control occurs.

                  F. PAYMENT OF EXCISE TAXES. In addition to the payments specified in Paragraphs A through C of this Section 2, the Corporation shall pay to the Executive, at the same time as those amounts are paid, an additional amount which, after taking into account any federal, state or local excise tax imposed, and all federal, state and local income taxes that the Executive is required to pay with respect to receipt of such additional amount, will render the net after tax payment to the Executive of such additional amount equal to any federal, state or local excise tax imposed that the Executive is required to pay with respect to the benefits provided and payments made pursuant to this Section 2.



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3.       GENERAL

         A. INDEMNIFICATION. If litigation shall be brought to enforce or interpret any provision contained herein, the Corporation, to the extent permitted by applicable law and the Corporation's Certificate of Incorporation, hereby indemnifies the Executive for his reasonable attorneys' fees and disbursements incurred in such litigation, regardless of its outcome, and hereby agrees to pay prejudgment interest on any money judgment obtained by the Executive calculated at the Citibank prime interest rate in effect from time-to-time from the date that payment(s) should have been made under this Agreement.

         B. PAYMENT OBLIGATIONS ABSOLUTE. The Corporation's obligation to pay the Executive the compensation and to make the arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right that the Corporation may have against him or anyone else. All amounts payable by the Corporation hereunder shall be paid without notice or demand. Each and every payment made hereunder by the Corporation shall be final and the Corporation will not seek to recover all or any part of such payment from the Executive or from whosoever may be entitled thereto, for any reason whatsoever.

         C. CONTINUING OBLIGATIONS. The Executive shall retain in confidence any confidential information known to him concerning the Corporation and its Subsidiaries and their respective businesses so long as such information is not publicly disclosed.

         D. SUCCESSORS. This Agreement shall be binding upon and inure to the benefit of the Executive and his estate, and shall be binding on and inure to the benefit of the


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                  Corporation and any successor of the Corporation, but neither this Agreement nor any rights arising hereunder may be assigned or pledged by the Executive.

         E. SEVERABILITY. Any provision in this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         F. CONTROLLING LAW. This Agreement shall in all respects be governed by, and construed in accordance with, the laws of the State of New York.

         G. TERMINATION. This Agreement shall terminate if the Board determines, prior to any Termination of the Executive, that the Executive is no longer a key executive to be included within the Plan and so notifies the Executive; except that such determination shall not be made, and if made shall have no effect, (i) within three years after the Change of Control in question or (ii) during any period of time when the Corporation has knowledge that any third person has taken steps reasonably calculated to effect a Change of Control until, in the opinion of the Board, the third person has abandoned or terminated his efforts to effect a Change of Control. Any decision by the Board that the third person has abandoned or terminated his efforts to effect a Change of Control shall be conclusive and binding on the Executive.

         H. OTHER BENEFITS AND COMPENSATION. The compensation and benefits provided hereunder shall not limit or reduce compensation or benefits otherwise payable to Executive pursuant to arrangements between Executive and the Corporation, unless specific reference to any such reduction or limit is made herein. It is not intended that this Agreement constitute a waiver of rights under federal, state or



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                  local law, including, without limitation, Title VII of the
                  Civil Rights Act of 1964, the Age Discrimination in Employment Act and the Employee Retirement Income Security Act of 1974.

         I. ENTIRE AGREEMENT. This agreement embodies the entire agreement of the Corporation and the Executive in respect of the subject matter hereof, and it supersedes and replaces all prior agreements and understandings between the parties with respect to the subject matter hereof and the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties have executed this Agreement on the _______day of _______ 19___.


                                   _____________________________________________
                                        <<Name>>

                                   GOULDS PUMPS, INCORPORATED

                                   By:__________________________________________
                                        Arthur Richardson
                                        Chairman, Human Resources Committee



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